UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

--------------------------------------------------------------------------------
In the matter of

CSW, Energy Inc                                                REPORT FOR PERIOD
CSW, International Inc.                                       January 1. 2000 to
Dallas, Texas  75202                                              March 31, 2000


File No.  070-9091                                           PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), and CSW International, Inc. ("CSW International"). The two companies are wholly owned subsidiaries of Central and South West Corporation.

Under HCAR 35-26887,  CSW Energy and CSW  International  are authorized to enter
into  agreements  to  provide  energy-related   services  to  certain  associate
companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1) Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2) Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3) Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. None.

(4)     The  amount  of  compensation  received  from each qualifying  facility,
        independent power facility and  foreign utility company.     None.

(5)     Information  on  intercompany  service   transactions  as  specified  in
        HCAR 35-26887 between CSW Energy, CSW International and their respective
        subsidiaries.     None.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 17th day of May, 2000.

                                                                CSW Energy, Inc.
                                                         CSW International, Inc.


                                                         /s/   Sandra S. Bennett
                                                               Sandra S. Bennett
                                                                      Controller